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JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609 7732 jgoodman@vedderprice.com	CHICAGO ● NEW YORK ● WASHINGTON, DC LONDON ● SAN FRANCISCO ● LOS ANGELES

July 21, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Materials for
Driehaus Mutual Funds (the “Registrant”)
File No.: 811-07655

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is a preliminary proxy statement and form of proxy for the Special Meeting of Shareholders to be held on August 10, 2015. It is intended that definitive proxy materials will be sent on or about August 1, 2015. Please call the undersigned at (312) 609-7732 with any questions or comments regarding this filing.

Very truly yours,

/s/ Jennifer M. Goodman
Jennifer M. Goodman
Attorney at Law

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